July 26, 2023

Via EDGAR

Division of Corporate Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:    Charles Eastman
Claire Erlanger

Re:    SUNPOWER CORP
Form 10-K for the year ended January 1, 2023
Form 10-Q for the period ended April 2, 2023
Form 8-K furnished on May 3, 2023
Response dated June 16, 2023
File No. 1-34166

Ladies and Gentlemen,

SunPower Corporation, a Delaware corporation (the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 26, 2023 (the “Comment Letter”) in respect of (i) the Company’s Annual Report on Form 10-K (the “10-K”) for the year ended January 1, 2023 submitted on March 10, 2023, (ii) the Company’s Quarterly Report on Form 10-Q (the “10-Q”) for the period ended April 2, 2023 submitted on May 3, 2023, (iii) Exhibit 99.1 of the Company’s Form 8-K (the “Press Release”) for the quarter ended April 2, 2023 submitted on May 3, 2023, and (iv) the Company’s response letter dated June 16, 2023 submitted on June 16, 2023.

Set forth below are the Company’s responses to the Comment Letter. This response letter supplements our previous response filed on June 30, 2023, and includes additional information based on discussions held with the Staff. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the aforementioned 10-K, 10-Q, Press Release, and response letter.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 26, 2023

Form 10-Q for the period ended April 2, 2023
Item 5: Other Information
Information concerning certain limited activities related to Iran, page 40

1. We note your response to our prior comment 1 that you will respond by June 30, 2023. We will evaluate your response when provided.

Response: The Company respectfully acknowledges the Staff’s comment. In our previous response letter, we requested additional time to respond to this comment. We respectfully request an extension in order to gather certain necessary information from TotalEnergies.

Form 8-K furnished May 3, 2023
Exhibit 99.1 Earnings Release
Reconciliations of GAAP Measures to Non-GAAP Measures, page 14

2. We note your response to our comment number 2. In future filings, please revise to remove the adjustments for general operating results of business divestitures that did not meet the criteria for discontinued operations, such as the Hillsboro facility. As noted in our prior comment, excluding normal operating costs related to businesses that do not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, would represent individually tailored accounting measures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Additionally, the true-up to warranty claims appears to be a continuing obligation of the company, and to the extent it is recorded in cost of sales, appears to represent normal cash operating expenses which should not be adjusted from these Non-GAAP measures. Please revise your Non-GAAP measures in future filings.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will remove adjustments for general operating results of business divestitures that did not meet the criteria for discontinued operations from our non-GAAP measures. The Company has determined that certain of the charges related to the CIS business sale should have been classified separately in the current period discontinued operations in accordance with ASC 205-20-45-5. These charges are described below:

1.Pursuant to the Definitive Agreement entered into with TotalEnergies Renewables (“Total”) for the sale of our CIS business, SunPower agreed to indemnify Total for warranty claims for certain projects that were sold prior to the sale of the CIS business on May 31, 2022. As such, SunPower retained $17.7 million of warranty reserves related to our indemnifications as of the date of close. In the second half of fiscal 2022 and during the first quarter of 2023, SunPower recorded additional warranty expense based on warranty claims submitted by Total of $3.5 million and $6.8 million, respectively. SunPower disclosed these warranty obligations in Footnote 9, Commitments and Contingencies of the Fiscal 2022 Annual Report on Form 10-K and in Footnote 7, Commitments and Contingencies of our Fiscal Q1 2023 Quarterly Report on Form 10-Q, respectively, as part of our results from continuing operations.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 26, 2023

2.During the second half of 2022, SunPower incurred $0.4 million of legal fees related to a stockholder demand and resulting derivative class action complaint regarding the sale of the CIS business. During the first quarter of 2023, SunPower also incurred an additional $0.5 million of legal fees related to the derivative class action complaint and advisory and consulting fees in connection with the working capital dispute with Total related to the CIS sale which was resolved on April 12, 2023 as disclosed in Footnote 2, Transactions with Total and TotalEnergies SE of our Fiscal Q1 2023 Quarterly Report on Form 10-Q. All of such fees were included in our results from continuing operations.

The Company believes that items 1 and 2 (described above) represent resolution of contingencies that are directly related to the operations of the discontinued operations before its disposal, as product warranty obligations retained by the seller and resolution of purchase price adjustments. As a result, the Company believes such items should be classified separately in the respective period discontinued operations in accordance with ASC 205-20-45-5 (i.e., not in results of operations from continuing operations).

Secondly, management evaluated the impact of the prior presentation on our previously-issued first quarter 2023 interim condensed financial statements. The aggregated impact of items 1 and 2 amount to $7.4 million and decrease our pretax loss and net loss from continuing operations by 14.8% and 14.5%, respectively. When measured against our key financial metrics, charges 1 and 2 represent 1.7% of total revenues, 0.5% of total assets and has no effect on adjusted EBITDA.

Related to the previously-issued fiscal 2022 annual financial statements, the aggregated impact of items 1 and 2 amount to $3.9 million and decrease pretax income and net income from continuing operations by 4.0% and 3.6%, respectively. When measured against our key financial metrics, charges 1 and 2 represent 0.2% of total revenues, 0.2% of total assets and has no effect on adjusted EBITDA.

In addition, to the quantitative considerations outlined above, management performed a qualitative assessment of materiality as required by SEC SAB Topic 1.M — Materiality (SAB 99) and noted that, among other things, the prior presentation did not impact the overall net income (loss) attributable to stockholders, affect earnings trends, change a loss into income or vice versa, impact management compensation, or affect our compliance with loan covenants.

Furthermore, these adjustments did not impact our key performance metrics of customer growth, adjusted EBITDA per customer and platform investment, which we use internally and externally to measure our current performance, track progress toward our long-term financial goal, compare us against our peers and set bonus targets.

As such, management will adjust the first quarter 2023 prior presentation in the year-to-date period in the upcoming second quarter 2023 Quarterly Report on Form 10-Q and the 2022 prior presentation when the corresponding comparative periods in 2023 are presented, i.e., in the upcoming third quarter 2023 Quarterly Report on Form 10-Q and the Fiscal 2023 Annual Report on Form 10-K, and will provide disclosure regarding the nature and effect of the adjustments.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 26, 2023

Lastly, the Company would like to inform the Staff that we incurred $7.2 million in fiscal 2022 related to the reversal of variable consideration resulting from the true-up of estimated milestone payments for two legacy power plant projects sold in fiscal 2018 and 2019 which the Company believes is unusual, nonrecurring and unrelated to the Company’s current revenue generating activities. Further details of the charges are as follows:

3.In 2018, the Company sold its equity interest in over 50 projects that were under varying stages of development in the U.S. The transaction price consisted of a fixed amount and a contingent payment to be paid partially when the buyer secures a power purchase agreement and the remaining, when the buyer secures a notice to proceed to begin construction. As the contingent payment was considered variable consideration, the Company estimated the amount of variable consideration based on the guidance in ASC 606-10-32-8 and 32-12 and project-specific qualitative factors. Post-sale, the Company no longer controlled the development activities and relied on the buyers to provide a frequent status update, including, permitting, financing and construction updates, commercial operation date and/or abandonment. In fiscal 2022, the Company adjusted the contingent revenue for six active projects by $2.2 million based on feedback received from the buyer. As of the date of this letter, the Company has 2 remaining active projects for a contract asset value of $0.3 million.

4.In 2019, the Company sold its equity in a power plant project in Mexico. The transaction price consisted of contingent payments to be paid partially when the buyer secures financing for the construction and the remaining, when the project reaches commercial operation date. The Company estimated the amount of variable consideration to be recognized based on ASC 606. Post-sale, the Company no longer controlled the development activities and relied on frequent inputs from the buyer to adjust its estimate of variable consideration. In 2022, given delays in securing financing and completing construction during the global pandemic, we were notified that an indemnity trigger was breached and accordingly, we adjusted our contingent revenue by $5.0 million. As of the date of this letter, the Company no longer has any contract assets remaining related to the power plant project in Mexico.

SunPower disclosed these reversals of variable considerations in Footnote 4, Revenue from contracts with customers of our Fiscal Q2 2022 Quarterly Report on Form 10-Q. The Company views that items 3 and 4 (described above) do not relate to the Company’s current operations, revenue generating activities and business strategy as a solar technology and energy services provider who owns the customer experience over the entire value chain. The Company believes that excluding variable consideration true-up related to legacy power plant projects from its non-GAAP financial measures allows investors to evaluate the Company’s performance from management’s perspective and facilitates comparison with the performance of our peer group in the residential solar industry.

* * * * * * *

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (510-540-0550).

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 26, 2023

Very truly yours,

/s/ ELIZABETH EBY
Elizabeth Eby
Executive Vice President, Chief Financial Officer

cc:	Evan Kass, Partner, Ernst & Young LLP
Raquel Fox, Partner, Skadden, Arps, Slate, Meagher & Flom LLP